# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D509
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0001787518
Persons authorized to receive notices and communications: Menachem Shalom, T3 Defense Inc., 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017, 212-791-4663

## Reporting persons
- Water IO Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (16.57% of the class)
- Star 26 Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (16.57% of the class)
- T3 Defense Inc. (CIK 0001787518): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (16.57% of the class)
- Menachem Shalom: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 300,000; shared voting power 1,300,000; sole dispositive power 300,000; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,600,000 (20.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Comment: This Amendment No. 1 to the Statement on Schedule 13D filed on April 10, 2026 with the Securities and Exchange Commission with respect to the common stock, par value $0.0001 per share, of BiomX Inc., is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: Water IO Ltd. ("Water IO") Star 26 Capital Inc. ("Star 26") T3 Defense Inc. ("T3 Defense") Menachem Shalom
Residence or business address:
Water IO 3 Parkis Street, Science Park, Rehovot, Israel

Star 26 575 Fifth Avenue, 14th floor, New York, New York 10017

T3 Defense 575 Fifth Avenue, 14th floor, New York, New York 10017 Menachem Shalom

c/o T3 Defense, 575 Fifth Avenue, 14th Floor, New York, New York 10017
Present principal occupation or employment:
Water IO Israel, Water IO's principal business is the development and commercialization of smart water bottle technology and, through its former subsidiary Zorronet, AI-powered security solutions.

Star 26 Nevada, Star 26 acquires and operates mission-critical defense businesses.

T3 Defense Delaware, T3 Defense is a federated holding company focused on acquiring and operating mission-critical defense businesses.

Menachem Shalom Israel, CEO and a director of T3 Defense
Criminal convictions in the last five years:
Water IO No.

Star 26 No.

T3 Defense Inc. No.

Menachem Shalom No.
Civil proceedings (securities laws) in the last five years:
Water IO No.

Star 26 No.

T3 Defense No.

Menachem Shalom No.
Citizenship:
Water IO No.

Star 26 No.

T3 Defense No.

Menachem Shalom No.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 1,300,000 shares of Common Stock reported herein were acquired by Water IO as consideration for the sale to the Issuer of 100% of the issued and outstanding share capital of Zorronet pursuant to a Stock Purchase Agreement dated April 10, 2026 (the "SPA"). Water IO received 1,300,000 shares of Common Stock and a non-convertible promissory note in the principal amount of $1,250,000 as the aggregate purchase price for the Zorronet shares. No cash was used by any Reporting Person to acquire the shares of Common Stock. The source of the consideration was the sale of Zorronet's equity interests. Mr. Shalom purchased 100,000 shares of Common Stock from an affiliate of the Issuer for $5.00 per share and 200,000 shares for $6.00 per share. The funds were from Mr. Shalom's personal savings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Water IO 1,300,000 shares 16.57% on a fully-diluted basis

Star 26 1,300,000 shares 16.57% on a fully-diluted basis

T3 Defense 1,300,000 shares 16.57% on a fully-diluted basis Menachem Shalom 1,600,000 shares 20.4% on a fully-diluted basis
Number of shares as to which each person has sole or shared power to vote or dispose:
Water IO (i) Sole power to vote or direct the vote: -0- (ii) Shared power to vote or direct the vote: 16.57% (iii) Sole power to dispose or direct the disposition of: -0-. (iv) Shared power to dispose or direct the disposition of: 16.57%

Star 26 (i) Sole power to vote or direct the vote: -0- (ii) Shared power to vote or direct the vote: 16.57% (iii) Sole power to dispose or direct the disposition of: -0-. (iv) Shared power to dispose or direct the disposition of: 16.57%

T3 Defense (i) Sole power to vote or direct the vote: -0- (ii) Shared power to vote or direct the vote: 16.57% (iii) Sole power to dispose or direct the disposition of: -0-. (iv) Shared power to dispose or direct the disposition of: 16.57%

Menachem Shalom (i) Sole power to vote or direct the vote: 300,000- (ii) Shared power to vote or direct the vote: 20.4% (iii) Sole power to dispose or direct the disposition of: 300,000 (iv) Shared power to dispose or direct the disposition of: 20.4%
Transactions in the class effected during the past sixty days: Water IO Except as described in Item 3 above, the Reporting Person has not effected any transactions in shares of Common Stock during the past sixty (60) days Star 26 Except as described in Item 3 above, the Reporting Person has not effected any transactions in shares of Common Stock during the past sixty (60) days T3 Defense Except as described in Item 3 above, the Reporting Person has not effected any transactions in shares of Common Stock during the past sixty (60) days Menachem Shalom Except as described in Item 3 above, the Reporting Person has not effected any transactions in shares of Common Stock during the past sixty (60) days
Other persons with the right to receive dividends or sale proceeds:
Water IO Except as described herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty (60) days.

Star 26 Except as described herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty (60) days. T3 Defense Except as described herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty (60) days. Menachem Shalom Except as described herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty (60) days.

## Signatures
- Water IO Ltd.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (04/14/2026)
- Star 26 Capital Inc.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (04/14/2026)
- T3 Defense Inc.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (04/14/2026)
- Menachem Shalom: /s/ Menachem Shalom, Menachem Shalom (04/14/2026)